SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)’

Patterson Dental Company

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

703412 10 6 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703412 10 6	13G

1)	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Peter L. Frechette

2)	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not Applicable

3)	SEC Use Only

4)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) Sole Voting Power 3,729,044 6) Shared Voting Power 3,280 7) Sole Dispositive Power 3,729,044 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,732,324

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11)	Percent of Class Represented by Amount in Row (9) 5.5%

12)	Type of Reporting Person* IN

* See Instructions Before Filling Out

Item 1.

(a)	Name of Issuer:

Patterson Dental Company

(b)	Address of Issuer’s Principal Executive Office:

1031 Mendota Heights Road
St. Paul, Minnesota 55120

Item 2.

(a)	Name of Person Filing:

Peter L. Frechette

(b)	Address of Principal Business Office:

1031 Mendota Heights Road
St. Paul, Minnesota 55120

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock, $.01 par value

(e)	CUSIP Number:

703412 10 6

Item 3.	Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned as of December 31, 2003

3,732,324

(b)	Percent of Class:

5.5%

(c)	Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote:

3,729,044

(ii)	shared power to vote or direct the vote:

3,280

(iii)	sole power to dispose or direct the disposition of:

3,729,044

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Not applicable

Item 6.	The shares listed in response to Item 4(a) include 3,280 shares of Common Stock allocated to the Patterson Dental Company Employee Stock Ownership Plan (“ESOP”) account of the reporting person. With respect to such shares, U., S. Bank, N.A., as trustee for the ESOP, has the right to receive and the power to direct the receipt of dividends therefrom.

Item 7.	Not applicable

Item 8.	Not applicable

Item 9.	Not applicable

Item 10.	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004

/s/ Peter L. Frechette

Peter L. Frechette